Exhibit 18

September 4, 2008

Mentor Graphics Corporation

Portland, Oregon

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Mentor Graphics Corporation and subsidiaries (the Company) for the quarterly period ended July 31, 2008, and have read the Company’s statements contained in Note 4 to the condensed consolidated financial statements included therein. As stated in Note 4, the Company changed its method of accounting for French research credits from a reduction of income tax expense to a reduction in research and development costs. The Company states the new accounting treatment is preferable based on its assessment that the French research credits are solely based on the Company’s research and development spending within France and can be recovered irrespective of whether the Company pays income tax in France. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to January 31, 2008, nor have we audited the information set forth in the aforementioned Note 4 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/S/ KPMG LLP